EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report

Investigation of the Securities Authority

The Company reports that this morning searches have been taking place in the Company offices as part of an investigation by the Israel Securities Authority (“ISA”). The ISA informed the Company that this investigation involves suspicions of committing a crime under the Securities Law and the Penal Law concerning transactions related to a controlling shareholder.

As of the time of this report, the Company has no further information concerning the nature of the investigation and its circumstances.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.